Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-100721
                                                                   333-100721-01
                                                                   333-100721-02
                                                                   333-100721-03



PROSPECTUS SUPPLEMENT
(To Prospectus dated November 6, 2002)
                                  $250,000,000

                              (ALABAMA POWER LOGO)

                          SERIES T 5.70% SENIOR NOTES
                             DUE FEBRUARY 15, 2033
                          ---------------------------
     This is a public offering by Alabama Power Company of $250,000,000 of Series T 5.70% Senior Notes due February 15, 2033. Interest is payable February 15 and August 15 of each year, beginning August 15, 2003.

     Alabama Power Company may redeem the Series T Senior Notes, in whole or in part, at any time, at a make-whole redemption price, as described herein on page S-10.

     The Series T Senior Notes should be delivered on or about February 19, 2003 through the book-entry facilities of The Depository Trust Company.

     See "RISK FACTORS" beginning on page S-3 for a description of certain risks associated with investing in the Series T Senior Notes.

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                                              Per Series T
                                                              Senior Note       Total
-----------------------------------------------------------------------------------------
Public Offering Price.......................................     99.417%     $248,542,500
Underwriting Discount.......................................      0.875%     $  2,187,500
Proceeds to Alabama Power Company...........................     98.542%     $246,355,000
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

                          ---------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                          ---------------------------
GOLDMAN, SACHS & CO.
            ABN AMRO INCORPORATED
                        BARCLAYS CAPITAL
                                     BNY CAPITAL MARKETS, INC.
                                              SALOMON SMITH BARNEY

February 11, 2003

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the Series T Senior Notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
     ----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Risk Factors                             S-3
The Company                              S-8
Selected Financial Information           S-8
Recent Results of Operations             S-9
Use of Proceeds                          S-9
Description of the Series T Senior
  Notes                                  S-9
Underwriting                            S-13

                                        PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                2
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Accounting Treatment of Trusts             6
Use of Proceeds                            6
Description of the New Bonds               6
Description of the New Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   15
Description of the Preferred
  Securities                              20
Description of the Guarantees             21
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                  RISK FACTORS

     Investors should carefully consider the risks described below as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before buying the securities described in this Prospectus Supplement. These are risks the Company considers to be material to your decision whether to invest in the Company's Series T Senior Notes at this time. If any of the following risks occur, the Company's business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of the Series T Senior Notes described in this Prospectus Supplement could decline, and you may lose all or part of your investment.

Risks Related to the Energy Industry

 THE COMPANY IS SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION. COMPLIANCE WITH CURRENT AND FUTURE REGULATORY REQUIREMENTS AND PROCUREMENT OF NECESSARY APPROVALS, PERMITS AND CERTIFICATES MAY RESULT IN SUBSTANTIAL COSTS TO THE COMPANY.

     The Company is subject to substantial regulation from federal, state and local regulatory agencies. The Company is required to comply with numerous laws and regulations and to obtain permits, approvals and certificates from the governmental agencies that regulate various aspects of its business, including customer rates, service regulations, retail service territories, sales of securities, asset acquisitions and sales, accounting policies and practices, and the operation of fossil-fuel, hydroelectric and nuclear generating facilities. For example, the rates charged by the Company to wholesale customers must be approved by the Federal Energy Regulatory Commission (the "FERC"). Additionally, the Alabama Public Service Commission has broad powers of supervision and regulation over the Company and must approve the rates charged by the Company to retail customers. The Company believes the necessary permits, approvals and certificates have been obtained for its existing operations and that its business is conducted in accordance with applicable laws; however, the Company is unable to predict the impact on its operating results from future regulatory activities of these agencies.

     The Company is also subject to regulation by the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). The rules and regulations promulgated under the 1935 Act impose a number of restrictions on the operations of registered utility holding companies and their subsidiaries and such rules apply to the Company as a subsidiary of a registered utility holding company. These restrictions include a requirement that, subject to a number of exceptions, the Commission approve in advance securities issuances, acquisitions and dispositions of utility assets or of securities of utility companies, and acquisitions of other businesses. The 1935 Act also generally limits the operations of a registered holding company to a single integrated public utility system, plus additional energy-related businesses. The 1935 Act requires that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

     The impact of any future revision or changes in interpretations of existing regulations or the adoption of new laws and regulations applicable to the Company cannot now be predicted. Changes in regulation or the imposition of additional regulations could influence the Company's operating environment and may result in substantial costs to the Company.

General Risks Related to the Company's Operations

  THE REGIONAL POWER MARKET IN WHICH THE COMPANY COMPETES HAS CHANGING TRANSMISSION REGULATORY STRUCTURES, WHICH COULD AFFECT THE OWNERSHIP OF THESE ASSETS AND RELATED REVENUES AND EXPENSES.

     The Company currently owns and operates transmission facilities as part of a vertically integrated utility. Transmission revenues are not separated from generation and distribution revenues in its approved retail rates. Federal governmental authorities are advocating the formation of regional transmission organizations and are proposing the adoption of new regulations that would impact electric markets, including the transmission regulatory structure. Under this new transmission regulatory structure, the Company would transfer functional control (but not ownership) of its transmission facilities to an independent third party. Because it remains unclear how regional transmission organizations will develop or what new market rules will be established, the Company is unable to assess fully the impact that these developments may have on its business. The Company's revenues, expenses, assets and liabilities could be adversely affected by changes in the transmission regulatory structure in its regional power market.

  RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND THE COMPANY'S CONTROL HAVE INCREASED THE LEVEL OF PUBLIC AND REGULATORY SCRUTINY IN THE ENERGY INDUSTRY AND IN THE CAPITAL MARKETS. THE REACTION TO THESE EVENTS MAY RESULT IN NEW LAWS OR REGULATIONS RELATED TO THE COMPANY'S BUSINESS OPERATIONS OR THE ACCOUNTING TREATMENT OF ITS EXISTING OPERATIONS WHICH COULD HAVE A NEGATIVE IMPACT ON THE COMPANY'S NET INCOME OR ACCESS TO CAPITAL.

     As a result of the energy crisis in California during the summer of 2001, the filing of bankruptcy by Enron Corporation and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. This increased scrutiny could lead to substantial changes in laws and regulations affecting the Company, including new accounting standards that could change the way the Company is required to record revenues, expenses, assets and liabilities. These types of disruptions in the industry and any resulting regulations may have a negative impact on the Company's net income or access to capital.

  DEREGULATION OR RESTRUCTURING IN THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION AND UNRECOVERED COSTS WHICH COULD NEGATIVELY IMPACT THE COMPANY'S EARNINGS.

     Increased competition which may result from restructuring efforts could have a significant adverse financial impact on the Company. Increased competition could result in increased pressure to lower the cost of electricity. Any adoption of retail competition and the unbundling of regulated energy service in the State of Alabama could have a significant adverse financial impact on the Company due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. The Company cannot predict if or when it will be subject to changes in legislation or regulation, nor can the Company predict the impact of these changes.

     Additionally, the electric utility industry has experienced a substantial increase in competition at the wholesale level, caused by changes in federal law and regulatory policy. As a result of the Public Utility Regulatory Policies Act of 1978 and the Energy Policy Act of 1992, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, wholesale power marketers and brokers, and due to the trading of energy futures contracts on various commodities exchanges. In 1996, the FERC issued new rules on transmission service to facilitate competition in the wholesale market on a nationwide basis. The rules give greater flexibility and more choices to wholesale power customers. Also, in July 2002, the FERC issued a notice of proposed rulemaking (which has not yet been adopted) related to open access transmission service and standard electricity market design. As a result of the changing regulatory environment and the relatively low barriers to entry (which include, in addition to open access transmission service, relatively low construction costs for new generating facilities), the Company expects competition to steadily increase. This increased competition could affect the Company's load forecasts, plans for power supply and wholesale energy sales and related revenues. The effect on the Company's net income and financial condition could vary depending on the extent to which: (i) additional generation is built to compete in the wholesale market; (ii) new opportunities are created for the Company to expand its wholesale load; or (iii) current wholesale customers elect to purchase from other suppliers after existing contracts expire.

Risks Related to Environmental Regulation

 THE COMPANY'S COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT. THE COSTS OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS AND THE INCURRENCE OF ENVIRONMENTAL LIABILITIES COULD HARM THE COMPANY'S CASH FLOW AND PROFITABILITY.

     The Company is subject to extensive federal, state and local environmental requirements which, among other things, regulate air emissions, water discharges and the management of hazardous and solid waste in order to adequately protect the environment. Compliance with these legal requirements requires the Company to commit significant capital toward environmental monitoring, installation of pollution control equipment, emissions fees and permits at all of its facilities. These expenditures are significant and the Company expects that they will increase in the future. For example, construction expenditures for achieving compliance with Phase I and Phase II of the Clean Air Act totaled approximately $88,000,000. Construction expenditures for compliance with one-hour ozone non-attainment standards in Birmingham are expected to total approximately $240,000,000 when completed in 2003.

     If the Company fails to comply with environmental laws and regulations, even if caused by factors beyond its control, that failure may result in the assessment of civil or criminal penalties and fines against the Company. The Environmental Protection Agency has filed a civil action against the Company alleging violations of the new source review provisions of the Clean Air Act. An adverse outcome could require substantial capital expenditures that cannot be determined at this time and could require payment of substantial penalties.

     Existing environmental laws and regulations may be revised, or new laws and regulations seeking to protect the environment may be adopted or become applicable to the Company. Revised or additional laws and regulations could result in additional operating restrictions on the Company's facilities or increased compliance costs which may not be fully recoverable from the Company's customers and would therefore reduce the Company's net income.

Risks Related to the Company and its Business

 THE COMPANY'S FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED IF IT IS UNABLE TO SUCCESSFULLY OPERATE ITS ELECTRIC GENERATING FACILITIES.

     The Company's financial performance depends on the successful operation of its electric generating facilities. Operating electric generating facilities involves many risks, including:

     - operator error and breakdown or failure of equipment or processes;

     - operating limitations that may be imposed by environmental or other regulatory requirements;

     - labor disputes;

     - fuel supply interruptions; and

     - catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

     A decrease or elimination of revenues from power produced by the Company's electric generating facilities or an increase in the cost of operating the facilities would reduce the Company's net income.

  CHANGES IN TECHNOLOGY MAY MAKE THE COMPANY'S ELECTRIC GENERATING FACILITIES LESS COMPETITIVE.

     A key element of the Company's business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and solar cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, the Company's market share could be eroded, and the value of its electric generating facilities could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, which could reduce the Company's revenues or increase expenses.
                                       S-5

 OPERATION OF NUCLEAR FACILITIES INVOLVES INHERENT RISKS, INCLUDING ENVIRONMENTAL, HEALTH, REGULATORY, TERRORISM AND FINANCIAL RISKS THAT COULD RESULT IN FINES OR THE CLOSURE OF THE COMPANY'S NUCLEAR UNITS, AND WHICH MAY PRESENT POTENTIAL EXPOSURES IN EXCESS OF THE COMPANY'S INSURANCE COVERAGE.

     The Company owns two nuclear units that represent approximately 1,720 megawatts, or 14% of the Company's generation capacity. The Company's nuclear facilities are subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities and the costs of securing the facilities against possible terrorist attacks. The Company maintains decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks; however, it is possible that damages could exceed the amount of the Company's insurance coverage.

     The Nuclear Regulatory Commission (the "NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Recent NRC orders related to increased security measures and any future safety requirements promulgated by the NRC could require the Company to make substantial capital expenditures at its nuclear plants. In addition, although the Company has no reason to anticipate a serious nuclear incident at its plants, if an incident did occur, it could result in substantial costs to the Company. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The Company's facilities require licenses that need to be renewed or extended in order to continue operating. As a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

  THE COMPANY MAY NOT BE ABLE TO OBTAIN ADEQUATE FUEL SUPPLIES, WHICH COULD LIMIT ITS ABILITY TO OPERATE ITS FACILITIES.

     The Company purchases fuel from a number of suppliers. Disruption in the delivery of fuel, including disruptions as a result of, among other things, weather, labor relations or environmental regulations affecting the Company's fuel suppliers, could limit the Company's ability to operate its facilities, and thus, reduce its net income.

  DEMAND FOR POWER COULD EXCEED THE COMPANY'S SUPPLY CAPACITY, RESULTING IN INCREASED COSTS TO THE COMPANY FOR PURCHASING CAPACITY IN THE OPEN MARKET OR BUILDING ADDITIONAL GENERATION CAPABILITIES.

     The Company is currently obligated to supply power to regulated retail and wholesale customers. At peak times, the demand for power required to meet this obligation could exceed the Company's available generation capacity. Market or competitive forces may require that the Company purchase capacity on the open market or build additional generation capabilities. Because regulators may not permit the Company to pass all of these purchase or construction costs on to its customers, the Company may not recover any of these costs or may have exposure to regulatory lag associated with the time between the incurrence of costs of purchased or constructed capacity and its recovery in customers' rates.

  THE COMPANY'S OPERATING RESULTS ARE AFFECTED BY WEATHER CONDITIONS AND MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation is generally a seasonal business. In the Company's service territory, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, the Company's overall operating results in the future may fluctuate substantially on a seasonal basis. In addition, the Company has historically sold less power, and consequently earned less income, when weather conditions are milder. Unusually mild weather in the future could reduce the Company's revenues, net income, available cash and borrowing ability.

Risks Related to Market and Economic Volatility

  THE COMPANY'S BUSINESS IS DEPENDENT ON ITS ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. THE COMPANY'S INABILITY TO ACCESS CAPITAL MAY LIMIT ITS ABILITY TO EXECUTE ITS BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     The Company relies on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from its operations. If the Company is not able to access capital at competitive rates, its ability to implement its business plan or pursue improvements will be limited. The Company believes that it will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of the Company's credit rating may increase its cost of borrowing or adversely affect its ability to raise capital through the issuance of securities or other borrowing arrangements. Such disruptions could include:

     - an economic downturn;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity and gas;

     - terrorist attacks or threatened attacks on the Company's facilities or unrelated energy companies;

     - war or threat of war; or

     - the overall health of the utility industry.

  THE COMPANY IS SUBJECT TO RISKS ASSOCIATED WITH A CHANGING ECONOMIC ENVIRONMENT, INCLUDING THE COMPANY'S ABILITY TO OBTAIN INSURANCE, THE FINANCIAL STABILITY OF ITS CUSTOMERS AND THE COMPANY'S ABILITY TO RAISE CAPITAL.

     Due to the September 11, 2001 terrorist attacks and the resulting ongoing war against terrorism by the United States, the nation's economy and financial markets have been disrupted in general. Additionally, the bankruptcy of Enron Corporation and events related to the California electric market crisis have both limited the availability and increased the cost of capital for the Company's business and that of the Company's competitors. The insurance industry has also been disrupted by these events. The availability of insurance covering risks the Company and its competitors typically insure against may decrease, and the insurance that the Company is able to obtain may have higher deductibles, higher premiums and more restrictive policy terms. The continuation of the current economic downturn and disruption of financial markets could also constrain the capital available to the Company's industry and could reduce the Company's access to funding for its operations, as well as the financial stability of its customers and counterparties. These factors could adversely affect the Company's ability to achieve energy sales growth, thereby decreasing the Company's level of future earnings.

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                         SELECTED FINANCIAL INFORMATION

     The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference.

                                                                                             NINE
                                                                                            MONTHS
                                                                                             ENDED
                                                     YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                            ------------------------------------------   -------------
                                             1997     1998     1999     2000     2001        2002
                                            ------   ------   ------   ------   ------   -------------
                                                    (MILLIONS, EXCEPT RATIOS)             (UNAUDITED)
Operating Revenues........................  $3,149   $3,386   $3,385   $3,667   $3,586      $2,846
Earnings Before Interest and Income
  Taxes...................................     836      892      900      959      922         834
Net Income After Dividends on Preferred
  Stock...................................     376      377      400      420      387         389
Ratio of Earnings to Fixed Charges(1).....    3.46     3.12     3.59     3.46     3.31        4.36

                                                                      CAPITALIZATION
                                                                 AS OF SEPTEMBER 30, 2002
                                                              -------------------------------
                                                              ACTUAL       AS ADJUSTED(2)
                                                              ------   ----------------------
                                                              (MILLIONS, EXCEPT PERCENTAGES)
Common Stock Equity.........................................  $3,379       $3,379        44.3%
Cumulative Preferred Stock..................................     248          373         4.9
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes........................................     347          300         3.9
Senior Notes................................................   2,814        3,050        40.0
Other Long-Term Debt........................................     519          519         6.9
                                                              ------       ------       -----
  Total, excluding amounts due within one year of $488
     million................................................  $7,307       $7,621       100.0%
                                                              ======       ======       =====

---------------

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(2) Reflects (i) the issuance in October 2002 of $100,000,000 aggregate liquidation amount of Alabama Power Capital Trust IV Flexible Trust Preferred Securities (Five Year Initial Fixed Rate Period) for the benefit of the Company; (ii) the issuance in October 2002 of $200,000,000 aggregate liquidation amount of Alabama Power Capital Trust V Flexible Trust Preferred Securities (Seven Year Initial Fixed Rate Period) for the benefit of the Company; (iii) the redemption in October 2002 of $97,000,000 aggregate liquidation amount of Alabama Power Capital Trust I 7.375% Trust Preferred Securities; (iv) the redemption in October 2002 of $200,000,000 aggregate liquidation amount of Alabama Power Capital Trust II 7.60% Trust Preferred Securities; (v) the issuance in October 2002 of $225,000,000 aggregate principal amount of Series Q 5.50% Senior Notes due October 15, 2017; (vi) the redemption in November 2002 of $217,875,000 aggregate principal amount of Series D 6.50% Senior Insured Quarterly Notes due September 30, 2018;
    (vii) the redemption in November 2002 of $50,000,000 aggregate liquidation amount of Alabama Power Capital Trust III Capital Auction Preferred Securities; (viii) the issuance in November 2002 of $100,000,000 aggregate principal amount of Series Q 5.50% Senior Notes due October 15, 2017; (ix) the issuance in November 2002 of $100,000,000 aggregate principal amount of Series R 4.70% Senior Notes due December 1, 2010; (x) the redemption in December 2002 of $99,562,000 aggregate principal amount of Series E 6.25% Senior Notes due September 30, 2010; (xi) the redemption in December 2002 of $96,791,000 aggregate principal amount of Series F 6.375% Senior Insured Quarterly Notes due September 30, 2018; (xii) the issuance in December 2002 of $200,000,000 aggregate principal amount of Series S 5 7/8% Senior Notes due December 1, 2022; (xiii) the redemption in January 2003 of $193,800,000 aggregate principal amount of Series A 7 1/8% Senior Notes due December 1, 2047; (xiv) the issuance in February 2003 of 1,250 shares ($125,000,000 aggregate stated capital) of Flexible Money Market Class A Preferred Stock (Series 2003A), Cumulative, Par Value $1 Per Share (Stated Capital $100,000 Per Share); (xv) the proposed issuance in February 2003 of $170,000,000 aggregate principal amount of Series U 2.65% Senior Notes due February 15, 2006; and (xvi) the issuance of the Series T Senior Notes and the application of the use of proceeds as described herein.

                          RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2002, the unaudited amounts of "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $3,710,533,000, $1,018,535,000 and $461,355,000, respectively. In the opinion of management of the Company, the above amounts for the year ended December 31, 2002 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2002 was 3.98.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series T Senior Notes will be applied by the Company to redeem all of its Series B 7% Senior Quarterly Interest Notes due December 31, 2047 currently outstanding in the aggregate principal amount of $200,000,000 at a redemption price of 100% of the principal amount thereof plus accrued interest and for other general corporate purposes, including the Company's continuous construction program. The Company's current estimate of construction costs for 2003 is approximately $643,000,000 and for 2004 is approximately $787,000,000.

                    DESCRIPTION OF THE SERIES T SENIOR NOTES

     Set forth below is a description of the specific terms of the Series T 5.70% Senior Notes due February 15, 2033 (the "Series T Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series T Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series T Senior Notes will be initially issued in the aggregate principal amount of $250,000,000. The Company may, without the consent of the holders of the Series T Senior Notes, issue additional notes having the same ranking and interest rate, maturity and other terms (except for the issue price and issue date) as the Series T Senior Notes. Any additional notes having such similar terms, together with the Series T Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series T Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 15, 2033. The Series T Senior Notes are not subject to any sinking fund provision. The Series T Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series T Senior Note shall bear interest at the rate of 5.70% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on February 15 and August 15 of each year (each, an "Interest Payment Date") to the person in whose name such Series T Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day). The initial Interest Payment Date is August 15, 2003. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series T Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series T Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series T Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $302,000,000 outstanding at September 30, 2002. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

OPTIONAL REDEMPTION

     The Series T Senior Notes will be subject to redemption at the option of the Company in whole or in part at any time upon not less than 30 nor more than 60 days' notice, at redemption prices (each, a "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Series T Senior Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series T Senior Notes being redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 10 basis points, plus, for (i) and (ii) above, whichever is applicable, accrued interest on the Series T Senior Notes to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series T Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series T Senior Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day in New York City preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "H.15(519)" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, the Reference Treasury Dealer Quotation for such redemption date.

     "Independent Investment Banker" means an independent investment banking institution of national standing appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer" means a primary U.S. Government securities dealer in New York City appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Senior Note Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).

     If notice of redemption is given as aforesaid, the Series T Senior Notes so to be redeemed shall, on the date of redemption, become due and payable at the applicable Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the applicable Redemption Price and accrued interest) such Series T Senior Notes shall cease to bear interest. If any Series T Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the date of redemption at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series T Senior Notes by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depository for the Series T Senior Notes. The Series T Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series T Senior Notes certificates will be issued, representing in the aggregate the total principal amount of the Series T Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

     Purchases of Series T Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series T Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series T Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series T Senior Notes. Transfers of ownership interests in the Series T Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series T Senior Notes, except in the event that use of the book-entry system for the Series T Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series T Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series T Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series T Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series T Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Redemption notices shall be sent to DTC. If less than all of the Series T Senior Notes are being redeemed, DTC's practice is to determine by lot the amount of interest of each Direct Participant in such Series T Senior Notes to be redeemed.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Series T Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Series T Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series T Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series T Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series T Senior Note will not be entitled to receive physical delivery of Series T Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series T Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series T Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series T Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series T Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series T Senior Notes. In that event, certificates for the Series T Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series T Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                SERIES T SENIOR
                            NAME                                     NOTES
                            ----                              -------------------
Goldman, Sachs & Co. .......................................     $175,000,000
ABN AMRO Incorporated ......................................       18,750,000
Barclays Capital Inc. ......................................       18,750,000
BNY Capital Markets, Inc. ..................................       18,750,000
Salomon Smith Barney Inc. ..................................       18,750,000
                                                                 ------------
          Total.............................................     $250,000,000
                                                                 ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series T Senior Notes offered hereby if any of the Series T Senior Notes are purchased.

     The Underwriters propose to offer the Series T Senior Notes directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement, and may offer them to certain securities dealers at such price less a concession not in excess of 0.50% of the principal amount per Series T Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount per Series T Senior Note to certain brokers and dealers. After the Series T Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     It is expected that delivery of the Series T Senior Notes will be made, against payment for the Series T Senior Notes, on or about February 19, 2003, which will be the fifth Business Day following the date of pricing of the Series T Senior Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within three Business Days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Series T Senior Notes who wish to trade the Series T Senior Notes on the date of this Prospectus Supplement or the next succeeding Business Day, will be required, because the Series T Senior Notes initially will settle within five Business Days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series T Senior Notes who wish to trade on the date of this Prospectus Supplement or the next succeeding Business Day should consult their own legal advisors.

     Prior to this offering, there has been no public market for the Series T Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series T Senior Notes. The Underwriters will have no obligation to make a market in the Series T Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Series T Senior Notes are estimated to be $350,000.

     The Company has agreed with the Underwriters, that during the period of 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series T Senior Notes, any security convertible into, exchangeable into or exercisable for the Series T Senior Notes or any debt securities substantially similar to the Series T Senior Notes (except for the Series T Senior Notes issued pursuant to the Underwriting Agreement and $170,000,000 aggregate principal amount of the Company's Series U 2.65% Senior Notes due February 15, 2006), without the prior written consent of

Goldman, Sachs & Co. This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.

     In order to facilitate the offering of the Series T Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series T Senior Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the Series T Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series T Senior Notes, the Underwriters may bid for, and purchase, Series T Senior Notes in the open market. The Underwriters may reclaim selling concessions allowed to an Underwriter or dealer for distributing Series T Senior Notes in the offering, if the Underwriters repurchase previously distributed Series T Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series T Senior Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series T Senior Notes. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     The Underwriters and their affiliates engage in transactions with, and, from time to time, have performed investment banking and/or commercial banking services for, the Company and its affiliates in the ordinary course of business and may do so in the future.

                                  $250,000,000

                              (ALABAMA POWER LOGO)

                          SERIES T 5.70% SENIOR NOTES
                             DUE FEBRUARY 15, 2033

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                               February 11, 2003
                          ---------------------------

GOLDMAN, SACHS & CO.
             ABN AMRO INCORPORATED
                           BARCLAYS CAPITAL
                                       BNY CAPITAL MARKETS, INC.
                                                 SALOMON SMITH BARNEY